  EXHIBIT 99.1

TANTECH HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Page
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2025 (Unaudited) and December 31, 2024	F-2
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the Six Months Ended June 30, 2025 and 2024	F-3
Unaudited Condensed Consolidated Statements of Changes in Stockholders' Equity for the Six Months Ended June 30, 2025 and 2024	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2025 and 2024	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6 - F-27

F-1

Tantech Holdings Ltd and Subsidiaries

  Unaudited Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2025	2024
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$32,374,918	$35,190,663
Accounts receivable, net	40,706,251	32,607,591
Financing receivables, net	-	43,105,527
Inventory, net	239,190	191,248
Due from a related party	-	118,025
Advances to suppliers, net	713,661	3,695,682
Prepaid taxes	494,258	468,457
Prepaid expenses and other receivables, net	1,303,905	1,538,014
Current assets of discontinued operations	-	887,186
Total current assets	75,832,183	117,802,393

Non-current assets
Property, plant and equipment, net	115,152	123,270
Intangible assets, net	217,381	184,547
Right-of-use assets	1,010,254	1,060,426
Long-term investments	103,369,663	22,786,158
Non-current assets of discontinued operations	-	995,012
Total non-current assets	104,712,450	25,149,413
Total assets	$180,544,633	$142,951,806

Liabilities and Equity
Current liabilities
Accounts payable	$59,607	$358
Due to related parties	40,823	11,576
Customer deposits	797	-
Taxes payable	2,445,364	1,561,641
Lease liabilities - current	144,628	139,222
Loan payable to third parties	2,199,860	3,250,734
Convertible note	-	198,000
Acquisition consideration payable	21,265,612	-
Accrued liabilities and other payables	453,483	1,574,174
Current liabilities of discontinued operations	-	5,020,263
Total current liabilities	26,610,174	11,755,968

Non-current liabilities
Warrant liabilities - non-current	417,000	2,000,000
Lease liabilities - non-current	864,207	919,781
Total non-current liabilities	1,281,207	2,919,781
Total labilities	27,891,381	14,675,749

Equity
Common shares, no par value, unlimited shares authorized, 1,424,388 and 1,132,658 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively*
Additional paid-in capital	95,870,923	94,768,246
Subscription receivable	(161,200)	-
Statutory reserves	102,747	102,747
Retained earnings	57,928,641	48,818,807
Accumulated other comprehensive loss	(13,110,329)	(12,382,068)
Equity attributable to Tantech Holdings Ltd	140,630,782	131,307,732
Non-controlling interest	12,022,470	(3,031,675)
Total equity	152,653,252	128,276,057
Total liabilities and equity	$180,544,633	$142,951,806

*              Retroactively restated for the one-for-forty reverse split with an effective date of February 13, 2025

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

Tantech Holdings Ltd and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

	For the Six Months Ended June 30,
	2025	2024
Revenues	$20,527,588	$21,484,736
Cost of revenues	16,297,239	16,717,284
Gross profit	4,230,349	4,767,452

Operating expenses
Selling	3,564	26,105
General and administrative	953,325	2,389,056
Research and development	15,204	35,620
Total operating expenses	972,093	2,450,781

Income from operations	3,258,256	2,316,671

Other income (expenses)
Change in fair value of convertible note	(150,000)	(66,259)
Change in fair value of warrants liabilities	1,804,000	(850,294)
Interest income	15,864	18,747
Interest expense	(92,586)	(133,518)
Financing interest income	349,365	860,149
Gain from disposal of subsidiaries	3,544,650	1,005,593
Gain from disposal of financing receivables	2,314,342	-
Other (expenses) income, net	(35,518)	67,195
Total other income, net	7,750,117	901,613

Income before income tax	11,008,373	3,218,284
Income tax provision	1,454,950	1,447,722
Net income from continuing operations	9,553,423	1,770,562
Net loss from discontinued operations	(60,874)	(662,522)

Net income	9,492,549	1,108,040
Less: Net loss attributable to non-controlling interest	(18,285)	(198,738)
Net income attributable to common stockholders of Tantech Holdings Ltd	$9,510,834	$1,306,778

Net income	9,492,549	1,108,040
Other comprehensive income (loss):
Foreign currency translation adjustment	(525,869)	(2,224,547)
Comprehensive income (loss)	8,966,680	(1,116,507)
Less: Comprehensive income (loss) attributable to non-controlling interest	184,107	(197,310)
Comprehensive income (loss) attributable to common stockholders of Tantech Holdings Ltd	$8,782,573	$(919,197)

Earnings per share - Basic and Diluted
Basic	$7.39	$9.38
Diluted	$6.73	$8.34

Weighted Average Shares Outstanding*
Basic	1,287,352	139,350
Diluted	1,353,406	164,547

*              Retroactively restated for the one-for-forty reverse split with an effective date of February 13, 2025

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

Tantech Holdings Ltd and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Equity

						Accumulated
		Additional				Other	Non-	Total
	Common	Paid in	Subscription	Statutory	Retained	Comprehensive	controlling	Stockholders'
	Shares*	Capital	Receivable	Reserves	Earnings	Loss	Interest	Equity
Balance at December 31, 2024	1,132,658	$94,768,246	$-	$102,747	$48,818,807	$(12,382,068)	$(3,031,675)	$128,276,057
Issuance of inducement warrants	-	-	-	-	(401,000)	-	-	(401,000)
Issuance of common stock for warrants exercised	56,250	623,220	(161,200)	-	-	-	-	462,020
Cancellation of common stock due to reverse split	(133)	(512)	-	-	-	-	-	(512)
Conversion of convertible note	192,059	348,000	-	-	-	-	-	348,000
Conversion of promissory note	43,554	131,969	-	-	-	-	-	131,969
Disposal of discontinued operations	-	-	-	-	-	-	3,050,153	3,050,153
Non-controlling interest from acquisition	-	-	-	-	-	-	11,819,885	11,819,885
Foreign currency translation adjustment	-	-	-	-	-	(728,261)	202,392	(525,869)
Net income	-	-	-	-	9,510,834	-	(18,285)	9,492,549
Balance at June 30, 2025	1,424,388	$95,870,923	$(161,200)	$102,747	$57,928,641	$(13,110,329)	$12,022,470	$152,653,252

Balance at December 31, 2023	94,925	$86,018,933	$-	$7,490,398	$44,672,926	$(12,464,273)	$(2,712,752)	$123,005,232
Proceeds received from issuance of common shares	93,750	76,001	-	-	-	-	-	76,001
Issuance of pre-funded warrants	-	208,125	-	-	-	-	-	208,125
Conversion of convertible note	19,917	909,000	-	-	-	-	-	909,000
Appropriation of retained earnings to statutory reserve fund	-	-	-	(7,387,651)	7,387,651	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(2,225,975)	1,428	(2,224,547)
Net income	-	-	-	-	1,306,778	-	(198,738)	1,108,040
Balance at June 30, 2024	208,592	$87,212,059	$-	$102,747	$53,367,355	$(14,690,248)	$(2,910,062)	$123,081,851

*              Retroactively restated for the one-for-forty reverse split with an effective date of February 13, 2025

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

Tantech Holdings Ltd and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Six Months Ended June 30,
	2025	2024
Cash flows from operating activities
Net income	$9,492,549	$1,108,040
Less: Net loss from discontinued operations	60,874	662,522
Net income from continuing operations	9,553,423	1,770,562
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Allowance for credit losses - accounts receivable	227,172	1,092,452
Allowance for credit losses - financing receivables	31,022	43,007
Inventory reserve	18,508	-
Depreciation expense	9,256	1,749
Amortization of intangible asset	10,531	10,429
Change in fair value of convertible note	150,000	66,259
Change in fair value of warrant liabilities	(1,804,000)	850,294
Accrued compensation on convertible note	-	624,513
Amortization of right-of-use assets	69,398	32,048
Loss on promissory note converted to shares	31,969	-
Gain from disposal of subsidiaries	(3,544,650)	(1,005,593)
Gain from disposal of financing receivables	(2,314,342)	-
Changes in operating assets and liabilities:
Accounts receivable	(8,683,240)	(716,302)
Advances to suppliers	3,010,053	(18,658)
Inventory	(62,283)	(113,907)
Prepaid expenses and other receivables	238,699	(539,869)
Accounts payable	58,644	3,111,693
Accrued liabilities and other payables	(1,137,449)	(1,410,672)
Customer deposits	788	307
Lease liabilities	(69,366)	(89,280)
Taxes payable	826,941	796,379
Net cash (used in) provided by continuing operations	(3,378,926)	4,505,411
Net cash used in discontinued operations	(21,571)	(59,889)
Net cash (used in) provided by operating activities	(3,400,497)	4,445,522

Cash flows from investing activities
Acquisition of property, plant and equipment	(40,000)	(12,817)
Cash received from disposition of subsidiaries	78,308	(27,104)
Financing receivables	(620,442)	(860,149)
Net cash used in continuing operations	(582,134)	(900,070)
Net cash used in discontinued operations	-	-
Net cash used in investing activities	(582,134)	(900,070)

Cash flows from financing activities
Proceeds from loans from third parties	92,586	51,333
Cancellation of common stock due to reverse split	(512)	-
Proceeds from loans from related parties, net	147,197	57,009
Repayment of convertible note	-	(300,000)
Proceeds from issuance of common stock and warrants	-	1,642,500
Proceeds from exercising of warrants	282,020	-
Net cash provided by continuing operations	521,291	1,450,842
Net cash (used in) provided by discontinued operations	(687)	37,992
Net cash provided by financing activities	520,604	1,488,834

Effect of exchange rate changes on cash, cash equivalents and restricted cash	625,612	65,922

Net (decrease) increase in cash, cash equivalents and restricted cash	(2,836,415)	5,100,208

Cash, cash equivalents and restricted cash, beginning of period	35,211,333	29,125,232

Cash, cash equivalents and restricted cash, end of period	$32,374,918	$34,225,440

Supplemental disclosure information:
Income taxes paid	$889,601	$694,777

Non-cash transactions of investing and financing activities
Conversion of convertible note	$348,000	$909,000
Conversion of promissory note	$131,969	$-
Consideration from disposal of subsidiaries offset with accounts payable	$-	$249,480
Reclassification of warrant liability to equity upon exercise of warrants	$180,000	$-
Acquisition consideration settled by financing receivable	$46,286,849	$-
Loan payable to third parties settled by accounts receivable	$1,062,249	$-

RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash, cash equivalents and restricted cash	$32,374,918	$34,185,052
Cash, cash equivalents and restricted cash included in current assets of discontinued operations	-	40,388
Total cash, cash equivalents and restricted cash show in the statement of cash flows	$32,374,918	$34,225,440

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Nature of Business

Tantech Holdings Ltd (“Tantech BVI” or “the Company”) is a holding company established under the laws of the British Virgin Islands on November 9, 2010. Tantech BVI, through its subsidiaries (together as “the Group”) engages in research, development, production and distribution of various products made from bamboo and investment in mining exploration.

As of June 30, 2025, details of the subsidiaries of the Group and their principal business activities are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Tantech Holdings Ltd (“Tantech” or “Tantech BVI”)	November 9, 2010	BVI	Parent	Holding Company
EAG International Vantage Capitals Limited (“Euroasia”)	April 27, 2015	Hong Kong	100% by the Parent	Holding Company
USCNHK Holding Limited (“USCNHK Holding ”)	December 13, 2024	Hong Kong	100% by the Parent	Holding Company
EPakia Inc. (“EPakia”)	May 19, 2022	United States	100% by the Parent	Marketing and selling
Tanhome Inc (“Tanhome Holding”) (ii)	December 3, 2024	United States	100% by the Parent	Holding Company
Tanhome Group Inc (“Tanhome”) (ii)	December 3, 2024	United States	100% by Gohomeway Holding	Construction materials sales and services business
Xintong International Trading Co., Ltd. (“Xintong International”) (i)	July 1, 2021	Hong Kong	85% by the Euroasia	Holding Company
China East Trade Co., Ltd. (“China East”)	February 15, 2018	Hong Kong	100% by Euroasia	Investing in the factoring industry
Euroasia New Energy Automotive (Jiangsu) Co. Ltd. (“Euroasia New Energy”)	October 24, 2017	Zhangjia Gang, Jiangsu Province, China	100% by Euroasia	Holding Company
Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”)	July 14, 2015	Shanghai, China	100% by Euroasia	Holding Company
Shangchi (Zhejiang) Intelligent Equipment Co., Ltd. (“Shangchi Intelligent Equipment”)	August 26, 2021	Pinghu Zhejiang Province, China	100% by Euroasia	Manufacturing and sales company focusing on new energy vehicles
Eurasia Holdings (Zhejiang) Co., Ltd. (“Eurasia Holdings”)	July 15, 2021	Hangzhou Zhejiang province, China	100% by Euroasia	Marketing and selling electric vehicles
Zhejiang Shangnilai Technology Co., Ltd. (“Shangnilai”)	November 12, 2020	Lishui, Zhejiang Province, China	100% by Jiamu	Manufacturing, selling and trading various products made from bamboo and charcoal
Lishui Smart New Energy Automobile Co., Ltd. (“Lishui Smart”)	November 16, 2020	Lishui, Zhejiang Province, China	100% by Jiamu	Research, development and manufacturing new energy automobiles
Zhejiang Zhuguxingqi Technology Co., Ltd	August 10, 2023	Lishui, Zhejiang Province, China	100% by Jiamu	Manufacturing, selling and trading various products made from bamboo and charcoal
Shanghai Wangju Industrial Group Co., Ltd. (“Shanghai Wangju”)	September 23, 2021	Shanghai, China	100% by Jiamu	Investing in the factoring industry
Gangyu Trading (Jiangsu) Co., Ltd. (“Gangyu Trading”)	August 10, 2021	Zhangjiagang Jiangsu Province, China	100% by Euroasia New Energy	Marketing and selling electric vehicles
Hangzhou Eurasia Supply Chain Co., Ltd. (“Eurasia Supply”)	August 4, 2021	Hangzhou Zhejiang province, China	100% by Eurasia Holdings	Supply chain business
Zhejiang Shangchi Medical Equipment Co., Ltd. (“Shangchi Medical”) (iii)	November 13, 2021	Pinghu Zhejiang Province, China	100% by Shangchi Intelligent Equipment	Manufacturing and sales company focusing on new energy vehicles
Shenzhen Shangdong Trading Co., Ltd. (“Shenzhen Shangdong”)	July 13, 2016	Shenzhen Guangdong Province, China	100% by Shanghai Wangju	Investing in the factoring industry
First International Commercial Factoring (Shenzhen) Co., Ltd. (“First International”)	July 27, 2017	Shenzhen Guangdong Province, China	75% by Shenzhen Shangdong 25% by China East	Investing in the factoring industry
Shanghai Senhuixin Technology Co., Ltd.(“Senhuixin”) (i)	March 19, 2025	Shanghai, China	100% by Xintong International	Investing in forests and plants industry

(i) On April 25, 2025, the Group entered into an equity acquisition agreement with a third party, under which the Group purchased 85% equity interest in Xintong International Trading Limited (“Xintong International”) and its subsidiary, Shanghai Senhuixin Technology Co., Ltd for a consideration of $68,127,525 (RMB488,038,338). The acquisition is considered to be an asset acquisition (refer to Note 3).

(ii) On May 7, 2025, Gohomeway Inc changed its name to Tanhome Inc (“Tanhome Holding”), and Gohomeway Group Inc changed its name to Tanhome Group Inc (“Tanhome”)

(iii) Shangchi Medical was deregistered on October 13, 2025.

F-6

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2025 and 2024 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Group’s annual financial statements for the year ended December 31, 2024 filed with the SEC on May 15, 2025 and amended on September 18, 2025.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of Tantech BVI and its subsidiaries (collectively, the “Group”). All significant inter-company balances and transactions are eliminated upon consolidation.

Non-controlling interest

Non-controlling interest represents 15% of the equity interest in Xintong International and its subsidiary Shanghai Senhuixin Technology Co., Ltd.

Use of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant accounting estimates required to be made by management include, but are not limited to provision for credit losses, contingent liabilities, income taxes, inventory valuation, warrants, useful lives of property and equipment, and impairment of long-term investments.

Reclassifications

Certain prior period balances have been reclassified to conform to the current period presentation in the unaudited condensed consolidated financial statements and the accompanying notes.

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the period that a discontinued operation is classified as held for sale, the assets and liabilities of the discontinued operation are presents separately in asset and liability sections, respectively, of the unaudited condensed consolidated balance sheets and prior periods are presented on a comparative basis. In the unaudited condensed consolidated statements of operations and comprehensive (loss)/income, the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the unaudited condensed consolidated statements of cash flows. Unless otherwise noted, discussion in the Notes to unaudited condensed consolidated financial statements refers to the Group’s continuing operations.

F-7

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Fair value of financial instruments

Accounting Standards Codification ("ASC") 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Group’s financial instruments including cash and cash equivalents, accounts receivable, financing receivable, advances to suppliers, other receivables, disposition consideration receivable, due from a related party, accounts payable, lease liabilities, tax payable, customer deposits,  due to related parties, loan payable to third parties, acquisition consideration payable and accrued expenses approximates their recorded values due to their short-term maturities.

Assets and liabilities measured or disclosed at fair value on a recurring basis

The following tables represent the fair value hierarchy of the Group’s financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2025 and December 31, 2024:

	As of June 30, 2025
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Convertible note (i)	$-	$-	$-	$-
Warrant liabilities (ii)	-	-	417,000	417,000
Total	$-	$-	$417,000	$417,000

	As of December 31, 2024
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Convertible note (i)	$-	$-	$198,000	$198,000
Warrant liabilities (ii)	-	-	2,000,000	2,000,000
Total	$-	$-	$2,198,000	$2,198,000

F-8

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Fair value of financial instruments (continued)

(i)

The Group has elected to recognize the convertible note at fair value and therefore there was no further evaluation of embedded features for bifurcation. The Group engaged a third-party valuation firm to perform the valuation of the convertible note (Note 10). The fair value of the convertible note is calculated using the Scenario-based Discounted Cash Flows with Monte Carlo Simulation Model (the "Monte Carlo Model”). The following is a reconciliation of the beginning and ending balances for convertible note measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended June 30, 2025 and for the year ended December 31, 2024:

	For the six months ended June 30,	For the year ended December 31,
	2025	2024
Opening balance	$198,000	$1,727,694
Change in fair value of convertible note	150,000	504,006
Forbearance and other fee	-	610,227
Gain on debt extinguishment	-	(298,213)
Conversion of convertible note	(348,000)	(2,060,000)
Cash repaid	-	(285,714)
Ending balance	$-	$198,000

(ii)

The freestanding warrants issued in connection with the April 2024 Private Placement were determined to be derivatives that were accounted for as warrant liabilities measured at fair value on a recurring basis (Note 12). The Group engaged a third-party valuation firm to perform the valuation of the warrant liabilities using the Monte Carlo Model with significant unobservable inputs to measure the fair value of the warrant liability (Level 3). The following is a reconciliation of the beginning and ending balances for warrants liabilities measured at fair value for the six months ended June 30, 2025 and for the year ended December 31, 2024:

	For the six months ended June 30,	For the year ended December 31,
	2025	2024
Opening balance	$2,000,000	$-
Warrants issued in connection with the April 2024 Private Placement	401,000	1,358,374
Change in fair value of warrant liabilities	(1,804,000)	3,767,626
Reclassification of warrant liabilities to equity upon exercise of warrants	(180,000)	(3,126,000)
Ending balance	$417,000	$2,000,000

Concentrations of credit risk

Financial instruments which potentially subject the Group to concentrations of credit risk consist principally of cash, cash equivalents and restricted cash, accounts receivable and financing receivable. All of the Group’s cash is maintained with banks within the People’s Republic of China, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each maintained bank. The Group has not experienced any losses in such accounts. A significant portion of the Group’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Group also engages in factoring business to earn interest income. The Group performs ongoing credit evaluations of its customers to reduce credit risk.

F-9

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

For purposes of the statements of cash flows, the Group considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. All cash balances in bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other U.S. programs. The Group maintains most of its bank accounts in mainland China. Cash balances in bank accounts in mainland China are insured by the People’s Bank of China Financial Stability Department (“FSD”), subject to a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As of June 30, 2025 and December 31, 2024, the Group has approximately $32.3 million and $35.0 million, respectively, of cash in banks, most held in the banks located in the mainland of China.

Accounts receivable, net

The Group follows Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Group to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the unaudited condensed consolidated statements of operations and comprehensive income. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable.

Financing receivables, net

Financing receivables represent receivables arising from the Group’s factoring business. Financing receivables are measured at amortized cost and reported on the unaudited condensed consolidated balance sheets based on the outstanding principal adjusted for any write-off and the allowance. Amortized cost of financing receivables is equal to the unpaid principal balance plus interest receivable. The Group recognizes financial interest income over the terms of the financing receivables using the effective interest rate method.

In accordance with ASC 326, the Group aggregates financing receivables sharing similar risk characteristics into a single pool for purposes of measuring expected credit losses, and the Group records an allowance for credit losses on financing receivables including accrued interest on a combined basis. The provision of credit losses for financing receivables is based upon the current expected credit losses (“CECL”) model, and the Group utilizes the discounted cash flow (“DCF”) method to determine the expected credit losses for the financing receivables by comparing the amortized cost of the financing receivables with the present value of the projected cashflow for the underlying collaterals. In assessing the CECL, the Group considers both quantitative and qualitative information that is reasonable and supportable, including the value of collaterals, terms of the financing receivables, historical credit loss experience, and industry recovery rates for financing receivables with similar risk characteristics, as well as other conditions that may be beyond the Group’s control. Financing receivables that are deemed uncollectible when all collection efforts have been exhausted are written off against the allowance for credit losses. Given that substantially all of the Group’s financing receivables are collateralized by pledged receivables with large state-owned entities and well-established companies, the financing receivables are not written off unless the net realizable value of the underlying collateral is less than the carrying amount.

Inventory, net

The Group values its inventory at the lower of cost or net realizable value. Cost is computed using the weighted average cost method. The Group reviews its inventory periodically to determine if any markdown is necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

Advances to suppliers, net

In order to ensure a steady supply of raw materials, the Group is required from time to time to make cash advances when placing its purchase orders. The Group reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to refund an advance or provide supplies to the Group.

F-10

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Long-term investments

Long-term investments primarily consist of equity investments in privately held entities accounted for using the measurement alternative and equity investments accounted for using the equity method.

Equity investments without readily determinable fair values

For equity investments for which the Group does not have significant influence over the investee or the underlying shares the Group invested in are not considered in-substance common stock and have no readily determinable fair value, the Group records its share of measurement alternative investments at cost, less impairment, plus or less subsequent adjustments for observable price changes in orderly transactions for identical or similar investments of the same issuer, and record dividends received from the net accumulated earnings of the investee as investment income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments.

Equity investments accounted for using the equity method

The Group accounts for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment.

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

Loans payable to third parties

Loan payable to third parties represent amounts the Group borrowed from third parties to obtain working capital.

F-11

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Revenue recognition

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers and the collectability of an amount that the Group expects in exchange for those goods or services is probable. The Group’s revenues from continuing operations are primarily derived from selling of products

The Group recognizes sales revenues, net of sales taxes and estimated sales returns, at the time the product is picked up by the customer or delivered to the customer and control is transferred (point of sale).

Revenue is reported net of all value-added taxes. The Group does not routinely permit customers to return products and historically, customer returns have been immaterial.

The Group provides standard rebates to certain long-term cooperative customers who can reach the minimum threshold to be eligible for the rebate. The Group determined that the sales rebate is stated clearly as the Group’s policy and the consideration can be reasonably estimated based on the stated terms. The rebate payment is not considered to be a distinct good or service received from the customer; therefore, it is recorded as a reduction of the related revenue.

Cost of revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenues.

Shipping and handling

Shipping and handling costs are expensed as incurred and included in selling expenses.

Foreign currency translation

The assets and liabilities of foreign subsidiaries that use the local currency as their functional currency are translated to U.S. dollars based on the current exchange rate prevailing at each balance sheet date and any resulting translation adjustments are included in accumulated other comprehensive loss. The assets and liabilities of foreign subsidiaries whose local currency is not their functional currency are remeasured from their local currency to their functional currency and then translated to U.S. dollars. Revenues and expenses are translated into U.S. dollars using the average exchange rates prevailing for each period presented. The USD effects that arise from changing translation rates are recorded in foreign currency translation adjustments on the unaudited condensed consolidated statements of operations and comprehensive income (loss).

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	June 30, 2025		June 30, 2024		December 31, 2024
US$:RMB exchange rate	Period End	$7.1636	Period End	$7.2672	Period End	$7.2993
	Average	$7.2526	Average	$7.2150	Average	$7.1957

F-12

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Income taxes

The Group’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC as of June 30, 2025. The Group accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Group is able to realize their benefits, or future deductibility is uncertain.

ASC 740‑10‑25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. The statute of limitation on the PRC tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. There were no material uncertain tax positions as of June 30, 2025 and December 31, 2024.

Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of each warrant’s specific terms and applicable authoritative guidance in ASC 480, “Distinguishing Liabilities from Equity” and ASC 815, “Derivatives and Hedging”. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent annual period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Earnings (loss) per share (“EPS”)

Earnings (loss) per common share is calculated in accordance with ASC 260, “Earnings per Share”. Basic earnings (loss) per common share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is computed using the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares include common shares issuable upon the exercise of outstanding share options by using the treasury stock method and common shares issuable upon the conversion of convertible instruments using the if-converted method. Potential common shares are not included in the denominator of the diluted net (loss)/earnings per share calculation when inclusion of such shares would be anti-dilutive.

F-13

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Risks and uncertainties

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and restricted cash. As of June 30, 2025 and December 31, 2024, approximately $32.3 million and $35.0 million were deposited with financial institutions located in the PRC, respectively, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As a result, the amounts not covered by deposit insurance were approximately $32.2 million and $34.9 million as of June 30, 2025 and December 31, 2024, respectively. The Group has not experienced any losses on such accounts. A significant portion of the Group’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Group also engages in factoring business to earn interest income. The Group performs ongoing credit evaluations of its customers to reduce credit risk.

The majority operations of the Group are located in the PRC. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC in addition to the general state of the PRC economy. The Group’s operating results may be adversely affected by changes in the political and social conditions in the PRC and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The majority of the Group’s sales, purchases and expense transactions are denominated in RMB, and majority of the Group’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

The Group does not carry any business interruption insurance, products liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Group may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Group.

The Group had certain customers whose revenue individually represented 10% or more of the Group’s total revenue or whose accounts receivable balances individually represented 10% or more of the Group’s total accounts receivable, as follows:

For the six months ended June 30, 2025, three major customers accounted for approximately 27%, 26%, and 25% of the Group’s total sales, respectively. For the six months ended June 30, 2024, three major customers accounted for approximately 28%, 27%, and 13% of the Group’s total sales, respectively.

As of June 30, 2025, three customers accounted for approximately 29%, 29% and 28% of the Group’s accounts receivable balance, respectively. As of December 31, 2024, three customers accounted for approximately 34%, 28% and 20% of the Group’s accounts receivable balance, respectively.

The Group also had certain major suppliers whose purchases individually represented 10% or more of the Group’s total purchases. For the six months ended June 30, 2025, three major suppliers accounted for approximately 32%, 20% and 16% of the Group’s total purchases, respectively. For the six months ended June 30, 2024, two major suppliers accounted for approximately 40% and 10% of the Group’s total purchases, respectively.

F-14

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-09, “Income Tax (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures. The Group is currently assessing the potential impact of the rule on our disclosures.

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2024 and interim periods within fiscal years beginning after December 15, 2024. The adoption of this guidance did not have a material impact on the Group’s unaudited condensed consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-01, “Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. The adoption of this guidance did not have a material impact on the Group’s unaudited condensed consolidated financial statements.

In May 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity”. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is effected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Group is currently assessing the impact this standard will have on the Company’s unaudited condensed consolidated financial statements.

In May 2025, the FASB issued ASU 2025-04, “Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606)”. ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for awards with service conditions. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Group is currently assessing the impact this standard will have on the Company’s unaudited condensed consolidated financial statements.

F-15

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements (continued)

In July 2025, the FASB issued ASU 2025-05, “Measurement of Credit Losses for Accounts Receivable and Contract Assets”. ASU 2025-05 amends ASC 326, “Financial Instruments—Credit Losses” and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Group is currently assessing the impact this standard will have on the Company’s unaudited condensed consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the unaudited condensed consolidated financial statements.

Note 3 - Acquisition

On April 25, 2025, the Group closed an equity acquisition agreement with a third party (the “Seller”), under which the Group purchased 85% equity interest in Xintong International for a consideration of $68,127,525 (RMB488,038,338), consisting of (i) the first tranche payment of $46,861,913 (RMB335,700,000), which was settled on April 25, 2025 by transferring $44,518,817 (RMB318,915,000) of financing receivables to the Seller (with the Group no longer having any continuing involvement in nor control over the related financing receivables); (ii) the second tranche payment of $13,261,489 (RMB95,000,000), of which approximately $9.7 million was paid in the form of Tether (USDT) in August 2025 and November 2025, with the remainder yet to be settled; and (iii) the third tranche payment of $8,004,123 (RMB57,338,338), which was settled on July 1, 2025 by transferring accounts receivable (with the Group no longer having any continuing involvement in nor control over the related accounts receivable).

Xintong International owns 100% equity interest in Senhuixin, a PRC holding company, which owns 30% equity interest in Shandong Liansen Development Co., Ltd (“Shandong Liansen”). Shandong Liansen owns and manages certain land use rights and forests and plants that can be used for Chinese herbal medicine cultivation and flower cultivation. Given that (i) substantially all of the fair value of the gross assets acquired is concentrated in a single asset, which is Senhuixin’s 30% equity interest in Shandong Liansen, and (ii) Xintong International and its wholly owned subsidiary Senhuixin have not commenced any operation before this acquisition, Xintong International together with its wholly owned subsidiary Senhuixin does not constitute a business, and therefore the acquisition was accounted for as an asset acquisition.

The following table summarizes the fair value of the identifiable assets and liabilities acquired:

Amount

Total consideration	$68,127,525

Other receivables	2,363
Long-term investment	80,151,868
Accrued liabilities and other payables	(4,202)
Total net assets acquired	80,150,029
15% equity value with non-controlling interest	(12,022,504)
$68,127,525

F-16

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Discontinued Operations

On May 15, 2025, the Group sold its Electric Vehicle business (the “EV Business”), comprised of Hangzhou Jiyi Investment Management Co., Ltd., Hangzhou Wangbo Investment Management Co., Ltd., and its subsidiaries Shangchi Automobile Co., Ltd. and Shenzhen Yimao New Energy Sales Co., Ltd., to a third party (the “Buyer”). Based on the original agreement signed on May 6, 2025 and amended agreement signed on June 30, 2025, the final consideration was $83,757(RMB600,000), which was collected by the Group on May 14, 2025 As a result, the gain from the disposal of EV Business amounted to $3,544,650 for the six months ended June 30, 2025.

The disposal of the EV Business represents a strategic shift that has a significant effect on the Group’s operations and financial results, which triggers discontinued operations accounting in accordance with ASC 205-20-45; therefore, the Group determined that the disposal of the EV Business met the criteria to be classified as discontinued operations. As a result, the EV Business’s historical financial results are reflected in the Group’s unaudited condensed consolidated financial statements as discontinued operations. The assets and liabilities related to the discontinued operations were retroactively classified as assets/liabilities of discontinued operations, while results of operations related to the discontinued operations, including comparatives, were retroactively reported as loss from discontinued operations for the six months ended June 30, 2025 and 2024, respectively.

The aggregated financial results of the discontinued business are set forth below:

	For the Six Months Ended June 30,
	2025	2024
Revenues	$54,697	$41,851
Cost of revenues	2,292	6,674
Gross profit (loss)	52,405	35,177
Operating expenses	60,145	639,360
Loss from operations	(7,740)	(604,183)
Other expenses, net	(53,134)	(58,339)
Loss before income taxes	(60,874)	(662,522)
Provision for income taxes	-	-
Loss from discontinued operations	(60,874)	(662,522)

	June 30,	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$-	$20,566
Restricted cash	-	104
Accounts receivable, net	-	342,141
Inventory, net	-	453,971
Advances to suppliers, net	-	30,392
Prepaid taxes	-	36,312
Prepaid expenses and other receivables, net	-	3,700
Total current assets of discontinued operations	-	887,186

Non-current assets	-
Property, plant and equipment, net	-	994,281
Intangible assets, net	-	731
Total non-current assets of discontinued operations	-	995,012
Total assets of discontinued operations	$-	$1,882,198

Liabilities
Current liabilities
Accounts payable	$-	$1,530,190
Due to related parties	-	37,793
Customer deposits	-	887,699
Taxes payable	-	-
Accrued liabilities and other payables	-	2,564,581
Total current liabilities of discontinued operations	-	5,020,263
Total liabilities of discontinued operations	$-	$5,020,263

F-17

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Accounts Receivable, net

Accounts receivable consisted of the following:

	June 30,	December 31,
	2025	2024
Accounts receivable	$42,994,697	$34,636,570
Allowance for credit losses	(2,288,446)	(2,028,979)
Accounts receivable, net	$40,706,251	$32,607,591

The movement of allowance for credit losses was as follows:

	June 30,	December 31,
	2025	2024
Balance at beginning of year	$2,028,979	$2,361,778
Change in allowance for credit losses	227,172	(284,191)
Foreign currency translation adjustment	32,295	(48,608)
Balance at end of year	$2,288,446	$2,028,979

Note 6 - Financing Receivables, net

Starting in June 2022, the Group provided factoring financing service. The initial term of the financing receivables was 12 months with maturity in June 2023 and annual interest of 6.5%. The financing receivables were subsequently renewed in both June 2023 and June 2024 for an additional 12 months each with annual interest of 4.8%. The principal balance of the financing receivables as of December 31, 2024 had been outstanding since June 2022. On April 25, 2025, the entire financing receivables balance was fully settled as partial consideration paid in connection with the equity acquisition agreement entered into on April 18, 2025 (See Note 3).  The Group recognized a gain of $2,314,342 (RMB16,785,000) from disposal of the financing receivables with fair value of $46,861,913 (RMB335,700,000) as compared to the carrying value of $44,518,817 (RMB318,915,000) prior to the disposal. The gain was included in other income (expense) for the six months ended June 30, 2025.

Prior to the event described in Note 3, all the financing receivables were collateralized by pledged accounts receivable from large state-owned entities and well-established companies, and the net realizable value of the underlying collaterals was greater than the carrying amount of the financing receivables as of December 31, 2024 and 2023. Given all financing receivables were collateralized by pledged accounts receivable from large state-owned entities and well-established companies, the Group did not consider the renewals of the financing receivables terms to impact the credit risk determination and expected the outstanding financing receivables to be realizable within the 12-month term; accordingly, the Group classified all the financing receivables as current assets, and the Group did not consider it necessary to establish a nonaccrual policy.

The following table presents the activities related to the financing receivables:

	Principal	Interest	Total
Balance as of December 31, 2024	$40,072,336	$5,301,903	$45,374,239
Increase in accrued interest	-	620,442	620,442
Principal and interest derecognized	(40,330,364)	(5,956,485)	(46,286,849)
Foreign currency translation adjustment	258,028	34,140	292,168
Balance as of June 30, 2025	$-	$-	$-
Allowance for credit losses			-
Financing receivables, net			-

	Principal	Interest	Total
Balance as of December 31, 2023	$41,197,763	$3,585,248	$44,783,011
Increase in accrued interest	-	1,840,722	1,840,722
Foreign currency translation adjustment	(1,125,427)	(124,067)	(1,249,494)
Balance as of December 31, 2024	$40,072,336	$5,301,903	$45,374,239
Allowance for credit losses			(2,268,712)
Financing receivables, net			43,105,527

F-18

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Financing Receivables, net (continued)

The movement of allowance for credit losses is as follows:

	June 30,	December 31,
	2025	2024
Balance at beginning of period	$2,268,712	$2,239,151
Change in allowance for credit losses	(2,283,320)	92,036
Foreign currency translation adjustment	14,608	(62,475)
Balance at end of period	$-	$2,268,712

For the six months ended June 30, 2025 and 2024, the Group recognized net financing interest income of $620,442, and $860,149, respectively.

Note 7 - Prepaid Expenses and Other Receivables

Prepaid expenses and other receivables consisted of the following:

	June 30,	December 31,
	2025	2024

Loan receivable – others (i)	$1,180,267	$1,377,787
Others	123,638	160,227
Total	$1,303,905	$1,538,014

(i) As of June 30, 2025 and 2024, the Group advanced $1,180,267 and $1,377,787 to two third parties for working capital purpose. The advances are unsecured, non-interest bearing and due on demand.

Note 8 - Long-term Investments

	Equity investments using the equity method(i)	Equity investment using the measurement alternative (ii)	Total
Balance as of January 1, 2024	$-	$23,426,105	$23,426,105
Additions	-	-	-
Foreign currency translation adjustment	-	(639,947)	(639,947)
Balance as of December 31, 2024	-	22,786,158	22,786,158
Additions	79,168,287	-	79,168,287
Foreign currency translation adjustment	983,581	431,637	1,415,218
Balance as of June 30, 2025	$80,151,868	$23,217,795	$103,369,663

(i) On April 25, 2025, the Group completed an equity acquisition agreement with a third party, under which the Group purchased an 85% equity interest in Xintong International (Refer to Note 3). Xintong International owns 30% equity interest in Shandong Liansen through its fully owned subsidiary, Senhuixin. Shandong Liansen owns and manages certain land use rights and forests and plants that can be used for Chinese herbal medicine cultivation and flower cultivation. According to the valuation report assessed by a third party, the fair value of such long-term investment upon acquisition was $80,151,868. The Company considers it has significant influence on Shandong Liansen based on its voting power. For the six months ended June 30, 2025, the Company recorded nil gain or loss from the investment.

F-19

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Long-term Investments (continued)

(ii) On January 10, 2018, the Group invested approximately $16,751,355 (RMB120,000,000) to acquire 18% equity interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”). Libo Haokun holds a government-issued permit and has the exclusive right to mine a 0.11 square-kilometer marble quarry in the central area of Guizhou province, China. Libo Haokun obtained the permit to mine the quarry from the local government in September 2016. The permit was renewed in July 2020 and is further renewable by July 2023. On October 16, 2023, the government approved to extend the right for 5 more years.

On November 29, 2019, the Group entered into an investment agreement (the “Investment Agreement”) with Jingning Zhonggang Mining Co., Ltd. (“Jingning Zhonggang”) through Lishui Tantech to acquire 18% of the equity interest in Fuquan Chengwang Mining Co., Ltd. (“Fuquan Chengwang”), a wholly-owned subsidiary of Jingning Zhonggang, at a price of $6,466,440 (RMB46,323,000). The consideration equals 18% of RMB257.35 million, the value of the mining right under a permit being renewed by Fuquan Chengwang according to an evaluation report. Fuquan Chengwang is a basalt mining company.

Pursuant to the Investment Agreement, Tantech is obligated to pay the consideration within 30 days after Fuquan Chengwang completes the recording process with the local industrial and commerce administration for transfer of the share ownership. Pursuant to the Investment Agreement, after the transfer of the 18% share ownership, if the value of Fuquan Chengwang is lower than RMB257.35 million according to the financial statements audited by an accounting firm approved by the Tantech, Jingning Zhonggang will be obligated to refund to Tantech the overpaid amount. The payment could be in the form of cash, shares, or other assets with the same value, as selected by Tantech.

After a series of transactions and reorganization, since December 31, 2019, the Group and Jingning Zhonggang have owned 18% and 82%, respectively, of Libo Haokun, through Jingning Meizhongkuang Industry Co., Ltd. (“Jingning Meizhongkuang”). Jingning Meizhongkuang owns 100% of Fuquan Chengwang. The Agreements enable Tantech to indirectly hold an 18% stake in Fuquan Chengwang through holding 18% in the equity interest of Jingning Meizhongkuang.

On April 3, 2020, Lishui Ansheng Energy Technology Co., a third party, signed an investment agreement with Jingning Meizhongkuang to invest in Fuquan Chengwang by paying RMB46.5 million to exchange 18% of the interest in Fuquan Chengwang. After the transaction, the Group’s indirect interest in Fuquan Chengwang was diluted from 18% to 14.76% through holding 18% of the equity interest in Jingning Meizhongkuang.

Due to the fact that the Group did not have significant influence over the equity investees, the investments were accounted for using the cost method.

As of June 30, 2025, the Group believes there have been no material market environment changes or any other factors indicating the fair value of other investments to be less than carrying value; hence, the Group concludes the above investments are not impaired.

F-20

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Loan Payable to Third Parties

	June 30,	December 31,
	2025	2024
Loan payable to third parties (i)	$-	$1,027,734
Loan payable to third party (ii)	2,199,860	2,223,000
Total	$2,199,860	$3,250,734

(i)

On December 17, 2021, the Group borrowed $7.0 million from two third parties. The amounts are unsecured with an interest rate of 6% per annum and with a one-year term from December 17, 2021 to December 16, 2022. The balance was $3,395,861 as of December 16, 2022. The remaining balance was extended to December 15, 2024, with an interest rate of 6% per annum. The Group fully repaid one third party’s principal and interest by September 16, 2024. On December 16, 2024, the Group signed an extension agreement with the other third party, such that the remaining principal and interest balance of $1,027,734 was extended to December 15, 2025. If the Group fails to repay the debt, the Group shall pay the third parties for the liquidated damages at the rate of thousandths of the amount in arrears per day, and also compensate the legal costs, execution fees, etc. incurred in realizing the creditors rights. On June 20, 2025, the Group fully settled the remaining principal and interest by transferring $1,062,249 accounts receivables to the third party.

(ii)

On August 1, 2024, the Company entered into a promissory note agreement with a creditor, pursuant to which the Company issued the investor an unsecured promissory note with original principal amount of $2,160,000 for $2,000,000 in gross proceeds. The promissory note bears interest at a rate of 7% per annum compounding daily with a term of twelve months. The promissory note includes an original issue discount of $140,000 along with $20,000 for creditor costs and other transaction expenses incurred in connection with the purchase and sale of the promissory note. The Group may prepay all or a portion of the promissory note at any time by paying 105% of the outstanding balance elected for pre-payment. As of December 31, 2024, the outstanding principal and interest balance was $2,223,000.

During the six months ended June 30, 2025, the Company settled the principal of $100,000 by issuing 43,554 common shares of the Company to the investor. The fair value of these shares was $131,969, based on the Company’s share price. As a result, the Group recognized a loss from extinguishment of debt in the amount of $31,969 as other expense for the six months ended June 30, 2025.

As of June 30, 2025, the outstanding principal and interest balance was $2,199,860. Subsequent to June 30, 2025, the Company issued 1,175,934 common shares of the Company to repay $1,660,595 principal amount of this promissory note.

Note 10 - Convertible Note

On June 29, 2023, the Company entered into a securities purchase agreement with Streeterville Capital, LLC (“Streeterville”, the "Investor"), pursuant to which the Company issued the Investor an unsecured promissory note on June 29, 2023 in the original principal amount of $2,160,000 (the “June 2023 Note”), convertible into ordinary shares of the Company, for $2,000,000 in gross proceeds. The transaction contemplated by the Purchase Agreement closed on June 29, 2023. The Note bears interest at a rate of 7% per annum. Pursuant to the convertible note agreement, the conversion price is 80% the lower of: (i) the closing price on the trading day immediately preceding the date the redemption conversion price is measured; or (ii) the average closing price of the common shares for the five trading days immediately preceding the date the redemption conversion price is measured, but not lower than $1.2 (the “Floor Price”). All outstanding principal and accrued interest on the June 2023 Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The June 2023 Note includes an original issue discount of $140,000 along with $20,000 for Streeterville’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the note. The Company may prepay all or a portion of the Note at any time by paying 105% of the outstanding balance elected for pre-payment. In addition, the June 2023 Exchange Note provides that upon occurrence of an event of default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

F-21

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Convertible Note (continued)

On September 5, 2024, the Company entered into an exchange agreement (the “Exchange Agreement”) with Streeterville, pursuant to which the Company issued a promissory note (the “September 2024 Exchange Note”) in exchange for the cancellation of the June 2023 Note. The principal amount of the September 2024 Exchange Note was $1,525,213, consisting of the remaining outstanding balance of the original June 2023 Note of $1,225,213 and an exchange fee of $300,000. The September 2024 Exchange Note bears the same interest rate as the June 2023 Note and will have a term of twelve months with maturity date of September 4, 2025. Beginning on October 1, 2024, Streeterville has the right to redeem the September 2024 Exchange Note at any time, subject to a maximum monthly redemption amount of $300,000 and minimum monthly redemption amount of $150,000. If the Company has not paid by a minimum monthly redemption amount of $150,000. The difference between the minimum monthly redemption amount and the amount actually repaid in such month, or the outstanding balance will automatically increase by 0.5% as of such fifth day. Streeterville shall have the right to increase the balance of the September 2024 Exchange Note by 10% for a major trigger event and 5% for a minor trigger event as defined in the Exchange Agreement, with an aggregate of 25% as the maximum increase in the outstanding balance.

For the June 2023 Note and the September 2024 Note (together as the “Notes”), the Company has elected to recognize the Notes at fair value; therefore, there was no further evaluation of embedded features for bifurcation. The Company engaged a third-party valuation firm to perform the valuation of the convertible note. The fair value of the convertible note was calculated using the Scenario-based Discounted Cash Flows with Monte Carlo Simulation Model (the "Monte Carlo Model”). The major assumptions used in the Monte Carlo Model are as follows:

	June 29, 2023	December 31, 2024
Risk-free interest rate	5.419%	4.32%
Expected life	1.0 year	0.7 year
Share price	$107.2	$8.4
Volatility	142%	149%

For the years ended December 31, 2024 and 2023, the Notes were partially converted into 222,483 and 8,479 common shares of the Company, respectively.

Due to the significant drop in the Company’s share price, Streeterville and the Company reached a consensus, pursuant to which, the Company paid Streeterville compensation of $610,227 for the year ended December 31, 2024, which was expensed and considered to be an addition to the outstanding balance of the Notes.

The Exchange Agreement was determined to be an extinguishment of debt in accordance with ASC 470. As a result, the change in the fair value of the Notes immediately before and after the Exchange agreement in the amount of $298,213 was accounted for as a gain on debt extinguishment for the year ended December 31, 2024. The fair value of the Notes was $198,000 as of December 31, 2024.

For the six months ended June 30, 2025, the remaining notes were converted into 192,059 common shares of the Company, and the fair value of the Notes immediately prior to conversion was assessed at $348,000. For the six months ended June 30, 2025 and 2024, the Company recognized a loss on change in fair value of the convertible note of $150,000 and $66,259, respectively.

F-22

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Related Party Balances and Transactions

The Company’s relationships with related parties are summarized as follows:

Name of Related Party	Relationship to the Group
Zhengyu Wang	CEO of Epakia Inc., the husband of Yefang Zhang, and a controlling shareholder of the Company
Yefang Zhang	Director, Chairwoman of the Board, and a controlling shareholder of the Company
Wangfeng Yan (i)	Formerly Chief Executive Officer
Aihong Wang	A relative of Zhengyu Wang and Yefang Zhang
LiShui JiuAnJu Commercial Trade Co., Ltd. (“LJC”)	Controlled by Wangfeng Yan
Forasen Group	Controlled by Zhengyu Wang
Zhejiang Nongmi Food Co., Ltd. (“Nongmi Food”)	Controlled by Yefang Zhang
Zhejiang Nongmi Biotechnology Co., Ltd. (“Nongmi Biotechnology”)	Controlled by Yefang Zhang
Zhejiang Nongmi Ecological Technology Co., Ltd. (“Nongmi Ecological”)	Controlled by Yefang Zhang
Zhejiang Nongmi Ecological Technology Co., Ltd. (“Nongmi Ecological”)	A company controlled by Yefang Zhang

(i) On May 29, 2025, Mr. Wangfeng Yan tendered his resignation as the Chief Executive Officer of the Company due to personal reasons.

Due from a related party

The balances due from a related party were as follows:

	June 30,	December 31,
	2025	2024
Mr. Zhengyu Wang	$-	$118,025

As of December 31, 2024, the Group had advanced funds to Mr. Zhengyu Wang for business purpose, such funds have been collected as of June 30, 2025.

Due to related parties

The balances due to related parties were as follows:

	June 30,	December 31,
	2025	2024
Mr. Zhengyu Wang and his affiliates	$40,823	$-
Mr. Wangfeng Yan and his affiliates	-	11,576
Total	$40,823	$11,576

For the six months ended June 30, 2025, Mr. Zhengyu Wang paid some business expenses on behalf of the Group.

As of December 31, 2024, Mr. Wangfeng Yan and his affiliates had paid some business expenses on behalf of the Group. The balance due to Mr. Wangfeng Yan and his affiliates was $11,576 as of December 31, 2024. As of June 30, 2025, Mr. Wangfeng Yan is no longer as a related party of the Group, thus the balance was reclassified to accrued liabilities and other payables.

All balances due to the related parties were unsecured, interest-free and due upon demand.

F-23

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Stockholders’ Equity

Common shares

On April 23, 2024, the Company’s Board approved issuance of an unlimited number of common shares of no par value.

On January 21, 2025, the Company’s Board approved a share consolidation of the Company’s common shares at a ratio of one-for-forty with the effective date of February 13, 2025. On February 26, 2025, the Company paid cash to the holders of the fractional shares resulting from the share consolidation and cancelled an aggregate of 133 issued shares due to reverse split reconciliation.

All share information included in the unaudited condensed consolidated financial statements and notes thereto has been retroactively adjusted to reflect the reverse split.

As of June 30, 2025, the Company had an aggregate of 1,424,388 common shares issued and outstanding. As of December 31, 2024, the Company had an aggregate of 1,132,658 common shares issued and outstanding.

Conversion of convertible note

On June 29, 2023, the Company issued a convertible note in the principal amount of $2,160,000 to an investor. The Note was partially converted into 230,962 common shares with conversion prices ranging from $5.6-$73.92 as of December 31, 2024.  Furthermore, the Company issued an aggregate of 192,059 common shares to Streeterville with conversion prices ranging from $1.2-$1.8 during the six months ended June 30, 2025.

Conversion of promissory note

During six months ended June 30, 2025, the Company issued 43,554 common shares to a third party to settle a promissory note with a carrying value of $100,000. The fair value of these shares was $131,969, based on the Company’s share price. As a result, the Group recognized a loss from extinguishment of debt in the amount of $31,969 as other expense for the six months ended June 30, 2025.

Private placements

On April 22, 2024, the Company entered into a private placement (the “April 2024 Private Placement”) and issued an aggregate of 105,000 units and pre-funded units (collectively, the “Units”) at a purchase price of $20 per unit (less $ 0.004 per pre-funded unit). Each Unit consists of (i) one Common Share of the Company (or one pre-funded warrant to purchase one Common Share (the “Pre-Funded Warrant”)), (ii) two Series A warrants each to purchase one Common Shares (the “Series A Warrants”) and (iii) one Series B warrant to purchase such amount of Common Shares as determined on the Reset Date (defined below) and in accordance with the terms therein (the “Series B Warrant” and together with the Series A Warrant, the “April 2024 Warrants”). The aggregate gross proceeds amounted to $2,100,000, for total net proceeds of $1,722,500 after deducing the costs related to the offering.

The Pre-Funded Warrant is immediately exercisable at an exercise price of $0.004 per common share and will not expire until exercised in full. The Series A Warrants will be exercisable upon issuance, will have an exercise price of $30 per Common Share (subject to certain anti-dilution and share combination event protections) and will have a term of 5.5 years from the date of issuance. The Series B Warrants, exercisable following the Reset Date, will have an exercise price of $0.004 per Common Share and will have a term of 5.5 years from the date of issuance. The exercise price and the number of Common Shares issuable under the Series A Warrants are subject to adjustment. The number of Common Shares issuable under the Series B Warrant will be determined following the earliest to occur of: (i) the date on which a resale registration statement covering the resale of all Registrable Securities (as defined in the Series B Warrant) has been declared effective for 11 consecutive trading days, (ii) the date on which the Purchasers may sell the Registrable Securities pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Act”) for a period of 11 consecutive trading days, and (iii) twelve months and 30 days following the issuance date of the Series B Warrants (the “Reset Date”) to be determined pursuant to the lowest daily average trading price of the Common Shares during a period of 10 trading days, subject to a pricing floor of $5.48 per Common Share.

F-24

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Stockholders’ Equity (continued)

Warrants

(i)	November 2020 Warrants

On November 24, 2020, the Company completed an offering and issued registered warrants to investors to purchase up to 288 common shares and unregistered warrants to purchase up to 344 common shares. Such registered and unregistered warrants are immediately exercisable, expire five years from the date of issuance and have an exercise price of $1.404 per share. The exercise price of such warrants was reduced from $17,376 per share to $480 per share by virtue of the Company’s entry into a securities purchase agreement on March 18, 2022, further reduced to $6.448 per share on June 6, 2025, and reduced to $1.404 per share again on October 9, 2025. Management determined that November 2020 warrants upon issuance meet the requirements for equity classification under ASC 815-40 because they were indexed to its own stock. The warrants were recorded at their fair value on the date of issuance as a component of shareholders’ equity. The change in fair value of warrants immediately before and after each time the Company modifies the warrant exercise price is recorded as warrants modification expense.

(ii)	Warrants issued in connection with April 2024 Private Placement

In connection with the April 2024 Private Placement, the Company issued 11,250 pre-funded warrants, in which 8,500 prefunded warrants have been exercised for the year ended December 31, 2024. In addition, the Company also issued the April 2024 Warrants, consisted of 210,000 Series A Warrants with an exercise price of $30 per common share and 105,000 Series B warrants with an exercise price of $ 0.004 per common share, all warrants have a term of 5.5 years from the date of issuance. On August 9, 2024, according to the related term specified in the agreement, the Company reset the exercise price and number of Series A warrants to $6.448 and 977,047, respectively. On August 9, 2024, the Company also reset the exercise price of Series B warrants to $6.448 and the maximum eligibility number is being determined based on the reset price, respectively. As of December 31, 2024, the excisable prefunded warrants, Series A warrants and Series B warrants outstanding was 2,750, 468,477 and nil, respectively.

On January 7, 2025, the Company entered into inducement agreements (each, an “Inducement Agreement”) with certain holders (the “Holders”) of the Company’s Series A warrants originally issued pursuant to a securities purchase agreement dated April 22, 2024 (such Series A warrants, the “Existing Warrants”). Pursuant to the Inducement Agreements, the Company agreed, as consideration for exercising all or part of the Existing Warrants held by any such Holder, to issue to such Holder one or more new Series A common share purchase warrants, exercisable for up to a number of Common Shares equal to 150% of the number of Existing Warrants Shares issued upon exercise of the Existing Warrants pursuant to the terms of the Inducement Agreements (such warrants, the “New Warrants” and such Common Shares issuable upon exercise thereof, the “New Warrant Shares”). Under the terms of the Inducement Agreements, the Holders may exercise the Existing Warrants subject to the beneficial ownership limitation of 4.99% (or 9.99% upon election by a Holder prior to the issuance of any New Warrants on or before January 21, 2025). If the Holder exercises all of its Existing Warrants pursuant to the Inducement Agreement, the Company will receive aggregate gross proceeds of up to approximately $2.6 million. The New Warrants are exercisable immediately following issuance and have an exercise price of $8. The New Warrants will expire 5.5 years from the date of issuance. An aggregate of 65,625 warrants was issued for these inducement agreements. The issuance of New Warrants was considered as a deemed distribution to investors with the fair value was $401,000, based on third party's valuation, and recorded as a reduction of retained earnings.  Management determined that the New warrants were derivatives that were accounted for as warrant liabilities measured at fair value on a recurring basis.

During January 1, 2025 to March 10, 2025, the investors exercised 56,250 Series A warrants. On March 10, 2025, according to the related term specified in the agreement, the Company reset the exercise price and number of Series A warrants to $2.99 and 888,977, respectively, and reset the exercise price and number of New Warrants to $6.448 and 81,422, respectively.

As of June 30, 2025, there were 2,750 excisable prefunded warrants, 888,977 Series A warrants, no Series B warrants, and 81,422 New Warrants.

F-25

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Stockholders’ Equity (continued)

Management determined that the 2024 April warrants and the New warrants were derivatives that were accounted for as warrant liabilities measured at fair value on a recurring basis. The Group engaged a third-party valuation firm to perform the valuation of warrant liabilities using the Monte Carlo Model with significant unobservable inputs to measure the fair value of the warrant liability (Level 3). The major assumptions used in the Monte Carlo Model are as follows:

	April 22, 2024	December 31, 2024	June 30, 2025
Risk-free interest rate	5.39%	4.8%	3.8%
Expected life	5.5 year	4.8 year	4.3-5.0year
Share price	$25.6	$8.4	$2.0
Volatility	132%	157%	141%

As of June 30, 2025 and December 31, 2024, the fair value of warrant liabilities related to the April 2024 warrants amounted to $417,000 and $2,000,000, respectively.

The following table summarized the Company’s warrants activity:

	Number of warrants	Weighted average exercise price per share $ per share	Weighted average life Years

Balance of warrants outstanding as of December 31, 2023	631	$480.00	1.90
Granted	1,192,727	-	-
Exercised	(721,500)	-	-
Balance of warrants outstanding as of December 31, 2024	471,858	7.04	4.83
Granted	65,625	-	-
Exercised	(56,250)	-	-
Effect of reverse split and adjustments	492,548	-	-
Balance of warrants outstanding as of June 30, 2025	973,781	$3.27	4.39

Note 13 - Non-controlling Interests

A reconciliation of non-controlling interest as of June 30, 2025 and December 31, 2024 is as follows:

	June 30,	December 31,
	2025	2024
Beginning balance	$(3,031,675)	$(2,712,752)
Proportionate shares of net loss	(18,285)	(323,515)
Disposal discontinued operations	3,050,153	-
Non-controlling interest from acquisition*	11,819,885	-
Foreign currency translation adjustment	202,392	4,592
Total	$12,022,470	$(3,031,675)

*represented the non-controlling shareholder’s 15% of the equity interest in Xintong International and its subsidiary Senhuixin (Note 3).

As of December 31, 2024, the non-controlling interests balance represents the non-controlling shareholder’s 30% equity interest in Shangchi Automobile Co., Ltd. and its subsidiary Shenzhen Yimao New Energy Sales Co., Ltd, which were disposed for the six months ended June 30, 2025 (Note 4).

F-26

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Segment Information

The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. On May 15, 2025, the Group closed the sale of its Electric Vehicle business (the “EV Business”). As a result, the Group has determined that it has one operating segment as defined by ASC 280.

Most of the Group’s long-lived assets are located in the PRC; thus, no geographic information of long-lived assets is presented.

Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the six months ended June 30,
	2025	2024
Revenue from China	$20,485,348	$20,882,575
Revenue directly from foreign countries	42,240	602,161
Total revenue	$20,527,588	$21,484,736

Note 15 - Subsequent Events

On April 18, 2025, the Group entered into an equity acquisition agreement with a third party to purchase an 85% equity interest in Xintong for consideration of approximately $66.9 million (RMB488 million). The original payment terms consisted of (i) the first tranche totaling $46 million (RMB335.7 million), which was settled by April 25, 2025 through the transfer of all of the Group’s financing receivables to the original owner of Xintong (with the Group no longer having any continuing involvement in nor control over the related financing receivables), (ii) the second tranche of $13 million (RMB95 million) in the form of a convertible note to be issued by April 30, 2025, and (iii) the remaining balance to be paid in cash before September 30, 2025. Subsequent to June 30, 2025, through mutual negotiation, both parties agreed to a revised settlement consisting of (i) the second tranche of $13 million (RMB95 million), of which approximately $9.7 million was paid to the original owner of Xintong in the form of Tether (USDT) in August 2025 and November 2025, with the remainder expected to be settled by cash payment, and (ii) the third tranche of approximately $8 million (RMB57.3 million), which was settled on July 1, 2025 by transferring the Group’s accounts receivable to the original owner of Xintong (with the Group no longer having any continuing involvement in nor control over the related accounts receivable).

On October 14, 2025, the Company entered into a promissory note agreement with a creditor, pursuant to which the Company issued the investor an unsecured promissory note with an original principal amount of $3,230,000 for $3,000,000 in gross proceeds. The promissory note bears interest at a rate of 7% per annum compounding daily for a term of twelve months. The promissory note includes an original issue discount of $210,000 along with $20,000 for creditor costs and other transaction expenses incurred in connection with the purchase and sale of the promissory note. The Company may prepay all or a portion of the promissory note at any time by paying 105% of the outstanding balance elected for pre-payment.

On October 23, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers, and the Purchasers agreed to purchase from the Company, an aggregate of 3,614,464 common shares  of the Company, Series C warrants (the “Series C Warrants”) to purchase up to 10,843,392 common shares, and Series D warrants (the “Series D Warrants,” and together with the Series C Warrants, the “Warrants”) to purchase up to 10,843,392 common shares  and together with the Series C Warrant Shares, the “Warrant Shares”) in a private placement for gross proceeds of $6.0 million (the “Offering”). The Company will use the proceeds from this Offering for working capital and general corporate purposes. Pursuant to the Purchase Agreement, the Company sold to the Purchasers an aggregate of 3,614,464 units at a purchase price of $1.66 per unit. Each unit consists of one Common Share, three Series C Warrants each to purchase one common share, and three Series D Warrants each to purchase one common share. The Warrants will be exercisable immediately upon issuance and will have a term of three years from the date of issuance. The Series C Warrants will have an exercise price of $1.66 per common share. The Series D Warrants will have an exercise price of $1.83 per common share. The exercise price and the number of Warrant Shares are subject to adjustment upon the occurrence of certain events, including share combination or similar recapitalization transactions.

The Group evaluated all events and transactions that occurred after June 30, 2025 up through the date the Group issued these unaudited condensed consolidated financial statements. Other than the events disclosed above, no other subsequent events have occurred that would require recognition or disclosure in the Group’s unaudited condensed consolidated financial statements.

F-27